Exhibit 99.1

Company announcement – No. 16 / 2021

Zealand Pharma Announces FDA Approval of Zegalogue® (dasiglucagon) injection, for the Treatment of Severe Hypoglycemia in People with Diabetes

•	Zegalogue will be available in both an auto injector and a prefilled syringe for the treatment of severe hypoglycemia in patients with diabetes age 6 or older

•	Approval based on results from three pivotal trials in adults and children with diabetes, showing median time to blood glucose recovery from severe hypoglycemia of 10 minutes following injection of 0.6 mg/0.6 mL Zegalogue

•	Company to host conference call Tuesday, March 23 at 1:00PM CET (8:00AM ET)

Copenhagen, DK and Boston, MA, U.S. March 22, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company aspiring to deliver innovation with novel peptide therapeutics, announced today that the U.S. Food and Drug Administration (FDA) has approved Zegalogue® (dasiglucagon) injection for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 years and above.

“This approval will help enable appropriate children and adults with diabetes to be able to address sudden and severe hypoglycemia, which can quickly progress from a mild event to an emergency,” said Dr. Jeremy Pettus, MD, Assistant Professor of Medicine at the University of California San Diego. “The magnitude and consistency of effect seen in the Phase 3 pivotal studies is clinically meaningful as minutes matter in severe hypoglycemia. Zegalogue provided resolution of severe hypoglycemia following administration, with a median time to blood glucose recovery of 10 minutes across these clinical studies.”

Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels associated primarily with insulin therapy and is one of the most feared complications of diabetes treatment1. Children with diabetes on insulin are particularly affected, with 7 out 100 children up to the age of 18 reporting severe hypoglycemia in the previous 6 months2. While patients have the ability to monitor and adjust their blood glucose levels to remain in proper glycemic control, it’s not always possible to prevent a severe hypoglycemic event.

“The U.S. FDA approval of Zegalogue is an exciting achievement for both patients and Zealand,” said Emmanuel Dulac, President and CEO of Zealand Pharma. “We would like to thank the trial participants, their families and caregivers, the investigators and their staff, and our employees who made the Zegalogue clinical studies and this resulting approval possible. We are committed to helping people with diabetes manage the potential consequences of their disease and look forward to making Zegalogue available in the U.S. in June. Field sales, market access and medical teams, along with comprehensive patient support services, are in place to maximize awareness to healthcare providers and preparedness to patients affected by severe hypoglycemia.”

The FDA approval was based on efficacy results from three randomized, double-blind, placebo-controlled multicenter Phase 3 studies of Zegalogue in children aged 6 to 17 and in adults with type 1 diabetes. The primary efficacy endpoint for all three studies was time to plasma glucose recovery (treatment success), defined as an increase in blood glucose of ≥20 mg/dL from time of administration, without additional intervention within 45 minutes. The primary endpoint was successfully achieved across the adult and pediatric studies with a significantly faster median time to blood glucose recovery of only 10 minutes following Zegalogue administration compared to 30-45 minutes placebo. In the main Phase 3 adult trial 99% of patients recovered within 15 minutes.

In these studies, the most common adverse events reported (≥2%) were nausea, vomiting, headache, diarrhea, and injection site pain in adults; and nausea, vomiting, headache, and injection site pain in pediatrics.

Conference Call Details

Zealand Pharma will host a conference call and webcast on Tuesday, March 23 at 1pm CET (8am ET). The conference call will be conducted in English, and the dial-in numbers are:

Denmark, Copenhagen	+45 32 720 417
Denmark, tollfree	+80 711 246
France, Paris	+33 (0) 170 700 781
Netherlands, Amsterdam	+31 (0) 207 956 614
United Kingdom	+44 (0) 844 481 9752
United States	+1 646 741 3167
International	+44 (0) 2071 928338
Confirmation Code:	4878776

A live webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/mmc/p/h87ikkyn, and will be accessible on the Investor section of Zealand’s website (https://www.zealandpharma.com/investor-relations). Due to increased demand of conference call services, it could take longer to be connected to the call. Participants are advised to register for the webcast 30 minutes before the scheduled start, if possible. An archive of today's webcast will be available on Zealand’s website for 60 days following the call.

INDICATION

ZEGALOGUE (dasiglucagon) injection is indicated for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 years and above.

IMPORTANT SAFETY INFORMATION

Contraindications

ZEGALOGUE is contraindicated in patients with pheochromocytoma because of the risk of substantial increase in blood pressure and in patients with insulinoma because of the risk of hypoglycemia.

Warnings and Precautions

ZEGALOGUE is contraindicated in patients with pheochromocytoma because glucagon products may stimulate the release of catecholamines from the tumor. If the patient develops a substantial increase in blood pressure and a previously undiagnosed pheochromocytoma is suspected, 5 to 10 mg of phentolamine mesylate, administered intravenously, has been shown to be effective in lowering blood pressure.

In patients with insulinoma, administration of glucagon products may produce an initial increase in blood glucose; however, ZEGALOGUE administration may directly or indirectly (through an initial rise in blood glucose) stimulate exaggerated insulin release from an insulinoma and cause hypoglycemia. ZEGALOGUE is contraindicated in patients with insulinoma. If a patient develops symptoms of hypoglycemia after a dose of ZEGALOGUE, give glucose orally or intravenously.

Allergic reactions have been reported with glucagon products; these include generalized rash, and in some cases anaphylactic shock with breathing difficulties and hypotension. Advise patients to seek immediate medical attention if they experience any symptoms of serious hypersensitivity reactions.

ZEGALOGUE is effective in treating hypoglycemia only if sufficient hepatic glycogen is present. Patients in states of starvation, with adrenal insufficiency or chronic hypoglycemia may not have adequate levels of hepatic glycogen for ZEGALOGUE administration to be effective. Patients with these conditions should be treated with glucose.

Adverse Reactions

The most common adverse reactions (≥2%) associated with ZEGALOGUE in adults were nausea, vomiting, headache, diarrhea and injection site pain; in pediatrics: nausea, vomiting, headache and injection site pain.

Drug Interactions

Patients taking beta-blockers may have a transient increase in pulse and blood pressure when given ZEGALOGUE. In patients taking indomethacin, ZEGALOGUE may lose its ability to raise blood glucose or may produce hypoglycemia. ZEGALOGUE may increase the anticoagulant effect of warfarin.

Please click here to see the full Prescribing Information for Zegalogue.

1 Strandberg RB, et al. Diabetes Res Clin Pract. 2017:11-19.

2 Saydah S et al. Endocrinol Diab Metab. 2019;2:e00057

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late-stage development. Zealand markets V-Go®, a basal-bolus insulin delivery option for people with diabetes, and has received FDA approval for Zegalogue, (dasiglucagon), the first and only glucagon analogue for the treatment severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

This press release contains “forward-looking statements”, as that terms is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

For further information, please contact:

Zealand Pharma Investor Relations

Matt Dallas

Senior Vice President and Chief Financial Officer

mdallas@zealandpharma.com

Maeve Conneighton

Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

media@zealandpharma.com